UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)
Mediware Information Systems, Inc.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
584946107

(CUSIP Number)
John Billowits
20 Adelaide Street East, Suite 1200
Toronto, ON M5C 2T6
(416) 861-0630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 7, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP NO. 584946107	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Constellation Software Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF		499,479

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		499,479

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

499,479

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 584946107	13D	Page 3 of 13 Pages
ITEM 1. Security and Issuer.
     The class of equity securities to which this statement relates are the common stock, par value $0.10 per share (the “Shares”), of Mediware Information Systems Inc., a corporation organized under the laws of New York (the “Issuer”). The principal executive offices of the Issuer are located at 11711 West 79th Street Lenexa, KS.
ITEM 2. Identity and Background.
     (a)-(f) This statement is being filed by Constellation Software Inc. (“Constellation”), an Ontario corporation with its principal business address and principal office located at 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The principal business of Constellation is to acquire, manage and build vertical market software businesses. Generally these businesses provide mission critical software to selected customers in both the public and private sectors. Some of the industries served include public transit authorities, municipal utilities, public housing authorities, district attorneys, private clubs, residential home builders, constructions companies and manufacturers.
     The name, position, and present principal occupation of each of the principal executive officers of Constellation are as follows: Mark Leonard is the President, John Billowits is the Chief Financial Officer and Secretary, Mark Miller is the Chief Operating Officer and Bernard Anzarouth is the Vice President of Business Development. The principal business address of these officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. All of Constellation’s principal executive officers are Canadian citizens. The name, present principal occupation, and principal business address of each of the directors of Constellation are attached as Appendix A.
     Constellation is a publicly traded corporation with its shares listed on the Toronto Stock Exchange. Parties that may be deemed to control Constellation consist of its President, Mark Leonard, and its two most significant shareholders, OMERS Administration Corporation, an Ontario statutory non-share capital corporation with principal executive offices at One University Avenue, Suite 1000, Toronto, ON M5J 2P1 (“OMERS”), which holds its shares of Constellation through its wholly-owned subsidiary OMERS Capital Partners CSI Investment Holdings, an Ontario corporation with its principal executive offices at Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada (“OMERS Holdings”) and Birch Hill Equity Partners II, a private equity fund (f/k/a TD Capital Canadian Private Equity Partners) with its principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1, whose general partner is Birch Hill Equity Partners II Ltd., an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Equity”). Birch Hill Equity is a wholly-owned subsidiary of Birch Hill Equity Partners II Holdings Limited an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Holdings”). Appendix B lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of OMERS Holdings and OMERS. Appendix C lists the name, position, present principal occupation, and principal

CUSIP NO. 584946107	13D	Page 4 of 13 Pages
business addresses of each of the directors and principal executive officers of Birch Hill Equity. Appendix D lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Holdings. Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity Partners II, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
     During the past five years, none of Constellation or, to the knowledge of Constellation without specific inquiry, any of its executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity Partners II, Birch Hill Equity, Birch Hill Holdings or the individuals listed on Appendix B, Appendix C, and Appendix D hereto: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Constellation used an aggregate of $2,952,723 to purchase the shares. $2,402,774 came from Constellation’s available working capital and $549,949 came from an existing working capital line of credit with the Bank of Montreal.
ITEM 4. Purpose of Transaction.
     The Shares reported herein as beneficially owned by Constellation were acquired by it for investment purposes.
     Constellation intends to review and evaluate its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to Constellation, price levels of the Shares, and conditions in the securities and financing markets and the economy in general, and subject to any applicable legal and contractual restrictions on their ability to do so, Constellation may retain or seek to increase its holdings of the Issuer’s Shares or dispose of some or all of its holdings of the Issuer’s Shares, or otherwise encourage actions that Constellation believes in its judgment will enhance shareholder value. Constellation may engage in communications with the management and board of directors of the Issuer in connection with any of the foregoing.

CUSIP NO. 584946107	13D	Page 5 of 13 Pages
ITEM 5. Interest in Securities of the Issuer.
     (a)-(b) The Shares that may be deemed beneficially owned by Constellation for purposes of Section 13(d) of the Securities Exchange Act of 1934 is 499,479, which represents 6.1% of the outstanding Shares. This percentage is based upon 8,156,000 Shares outstanding as of February 1, 2008 as listed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007. Constellation has sole power to control the vote of 499,479 Shares and sole power to dispose of 499,479 Shares.
     Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A, OMERS, OMERS Holdings, Birch Hill Equity Partners II, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B, Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
(c)	Constellation has not effected any transactions in Shares of the Issuer in the last sixty 60 days except that Constellation has purchased Shares in the open market as follows:

Date	Number of Shares	Price (excluding commission)
February 20, 2008	55	$6.25
February 21, 2008	47,900	$6.2281
February 22, 2008	2,200	$6.2205
February 25, 2008	9,476	$6.20
February 26, 2008	7,404	$6.1432
February 28, 2008	12,965	$6.15
April 7, 2008	70,374	$5.4281
April 9, 2008	29,626	$5.50
(d)	To the knowledge of Constellation, without specific inquiry, none of the directors, officers or controlling parties of Constellation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described in this Schedule 13D, to the best knowledge of Constellation, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to

CUSIP NO. 584946107	13D	Page 6 of 13 Pages
transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Nor are there any contracts, arrangements, understandings or relationships regarding securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
ITEM 7. Material to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2008

CONSTELLATION SOFTWARE INC.

By:	/s/ John Billowits
Name: John Billowits
Title: Chief Financial Officer

CUSIP NO. 584946107	13D	Page 7 of 13 Pages
APPENDIX A
PRINCIPAL BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF DIRECTORS OF
CONSTELLATION

Directors:

Michael Mazan	Stephen J. Dent
Senior Vice President	Chair
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington St West	100 Wellington St West
PO Box 22	PO Box 22
Suite 2300	Suite 2300
Toronto, Ontario M5K 1A1	Toronto, Ontario M5K 1A1
Canada Citizenship: Canadian	Canada Citizenship: Canadian

Lisa Melchior	John Young
Managing Director	Managing Director
OMERS Capital Partners Inc.	OMERS Capital Partners Inc.
Royal Bank Plaza,	Royal Bank Plaza,
South Tower,	South Tower,
200 Bay street, Suite 2010,	200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2	Box 6, Toronto, Ontario M5J 2J2
Canada Citizenship: Canadian	Canada Citizenship: UK

Brian Aune	Stephen Scotchmer
Private Investor	Private Investor
1800 McGill College Avenue	Royal Trust Tower
Suite 3010	Suite 2526
Montreal QC H3A 3J6	Toronto Dominion Centre
Canada Citizenship: Canadian	Toronto, ON M5K 1K2 Canada
Citizenship: Canadian

Ian McKinnon	Mark Leonard
President & CEO	President
Certicom Corp.	Constellation Software Inc.
5520 Explorer Drive	20 Adelaide St. East
4th floor	Suite 1200
Mississauga Ontario L4W 5L1	Toronto Ontario, M5C 2T6
Canada Citizenship: Canadian	Canada Citizenship: Canadian

CUSIP NO. 584946107	13D	Page 8 of 13 Pages
APPENDIX B
INFORMATION REGARDING OMERS HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Investment Holding Company
Principal Address: OMERS Capital Partners, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada
Directors:
Paul G. Renaud
Citizenship: Canadian
John Young
Citizenship: UK
Lisa Melchior
Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o OMERS Capital Partners, (as above).

Paul G. Renaud	President
Citizenship: Canadian

John Young	Vice President
Citizenship: British

Lisa Melchior	Vice President
Citizenship: Canadian

Chantal Thibault	Secretary
Citizenship: Canadian

Christine A. Sharp	Assistant Secretary
c/o OMERS Administration Corporation
One University Avenue
Suite 700
Toronto ON M5J 2P1
Canada
Citizenship: Canadian

CUSIP NO. 584946107	13D	Page 9 of 13 Pages
INFORMATION REGARDING OMERS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Provider of pension services
Principal Address: OMERS Administration Corporation, 10th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.
Directors:

David Carrington	Michael Power
Energy Advisor	Mayor
Toronto Hydro Electric System Ltd.	Municipality of Greenstone
Customer Management Service Dept.	P.O. Box 70
5800 Yonge Street, 1st Floor	301 East Street
Toronto ON M2M 3T3	Geraldton ON P0T 1M0
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Ed DeSousa	Peter Routliff
Director of Finance & Treasurer	International Representative
Town of Halton Hills	International Brotherhood of Electrical Workers (IBEW)
1 Halton Hills Dr.	300-1450 Meyerside Drive
Halton Hills ON L7G 5G2	Mississauga ON L5T 2N5
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard Faber	John Sabo
Retiree	Associate Director — Corporate Services &
9962 Pinetree Crescent	Treasurer of the Board
Grand Bend ON N0M 1T0	York Catholic District School Board
Canada	320 Bloomington Road West
Citizenship: Dutch	Aurora ON L4G 3G8
Canada
John Goodwin	Citizenship: Canadian
1177 Yonge Street, Suite 615
Toronto ON M4T 2Y4	Gerard Sequeira
Canada	Director, Finance & Administration
Citizenship: Canadian	Municipal Property Assessment Corporation (MPAC)
1305 Pickering Parkway
Rick Miller	Pickering ON L1V 3P2
Fire Fighter	Canada
Windsor Fire Department	Citizenship: Canadian
815 Goyeau Street
Windsor ON N9A 1H7	Eugene Swimmer
Canada	155 Belmont Avenue
Citizenship: Canadian	Ottawa ON K1S 0V4
Canada
Ann Mulvale	Citizenship: Canadian
247 Overton Place
Oakville ON L6H 1E8	John Weatherup
Canada	President
Citizenship: Canadian	CUPE 4400
Suite 200
David O’Brien	1482 Bathurst Street
President & Chief Executive Officer	Toronto ON M5P 3H1
Toronto Hydro Corporation	Canada
14 Carlton Street, 9th Floor	Citizenship: Canadian
Toronto ON M5B 1K5
Canada	Cameron Weldon
Citizenship: Canadian	Treasurer
City of Toronto
55 John Street
Metro Hall, 14th Floor
Toronto ON M5V 3C6
Canada
Citizenship: Canadian

CUSIP NO. 584946107	13D	Page 10 of 13 Pages
Executive Officers:
The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Administration Corporation, (as above). The citizenship of all officers listed is Canadian.

Michael J. Nobrega	President, Chief Executive Officer and Chief Investment Officer

Patrick G. Crowley	Executive Vice President and Chief Financial Officer

John W. Macdonald	Executive Vice President and Chief Operating Officer

Jennifer Brown	Senior Vice President, Pensions

James Donegan	Senior Vice President, Public Investments
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

Gordon Brandt	Senior Vice President, Human Resources

James A. Roks	Associate General Counsel & Assistant Corporate Secretary

Christine A. Sharp	Assistant Corporate Secretary

Walter Lehman	Assistant Corporate Secretary
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

CUSIP NO. 584946107	13D	Page 11 of 13 Pages
APPENDIX C
INFORMATION REGARDING BIRCH HILL EQUITY,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: General Partner (for Private Equity Fund)
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 Canada
Directors:

Joseph P. Wiley Chief Executive Officer Birch Hill Equity Partners Management Inc. 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian

Stephen J. Dent Chair Birch Hill Equity Partners Management Inc. 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian

John B. MacIntyre President Birch Hill Equity Partners Management Inc. 100 Wellington Street West PO Box 22, Suite 2300 Toronto, ON M5K 1A1 Canada Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Lori Evans	General Counsel & Secretary

Peter Zissis	CFO

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

William A. Lambert	Sr. Vice President

CUSIP NO. 584946107	13D	Page 12 of 13 Pages

Kevin E. Godwin	Vice President

John T. Loh	Vice President

William C. Stevens	Vice President

Thecla E. Sweeney	Vice President

Matthew Kunica	Vice President

Irfhan Rawji	Vice President

Marco Petta	Vice President

Rocco Bryan	Vice President

CUSIP NO. 584946107	13D	Page 13 of 13 Pages
APPENDIX D
INFORMATION REGARDING BIRCH HILL HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Holding Company
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1
Directors:

Joseph P. Wiley	Pierre Schuurmans
Director	Director
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard H. Greene	Michael Salamon
Director	Director
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Peter Zissis	CFO

Lori Evans	General Counsel & Secretary

William A. Lambert	Sr. Vice President

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

John T. Loh	Vice President

Thecla E. Sweeney	Vice President

Irfhan Rawji	Vice President

Bryan Rocco	Vice President

Kevin E. Godwin	Vice President

William C. Stevens	Vice President

Matthew Kunica	Vice President

Marco Petta	Vice President